VIKING MUTUAL FUNDS

MANAGEMENT FEE WAIVER and EXPENSE REIMBURSEMENT AGREEMENT

AGREEMENT, effective commencing on April 30, 2010 between Viking Fund Management, LLC, (the "Adviser") and Viking Mutual Funds (the "Trust") on behalf of each series of the Trust (each a "Fund" or collectively the "Funds").

WHEREAS, the Trust currently retains the Adviser to render investment advisory services to the Funds, and the Adviser is willing to furnish such services to the Funds;

NOW THEREFORE, in consideration of the promises and mutual covenants contained in the Investment Advisory Agreement between the parties and herein, it is agreed between the Funds and the Adviser that:

1.

The Adviser agrees to waive its management fee and reimburse expenses, other than extraordinary or non-recurring expenses with respect to the Viking Tax-Free Fund for Montana and Viking Tax-Free Fund for North Dakota through April 29, 2011, so that Net Annual Operating Expenses of each Fund do not exceed 1.07%.

2.

With respect to the Viking Large-Cap Value Fund and Viking Small-Cap Value Fund, the Adviser agrees to waive its management fee and reimburse expenses, other than extraordinary or non-recurring expenses through April 29, 2011, so that Net Annual Operating Expenses of the Funds do not exceed 1.45% and 1.65%, respectively.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of April 30, 2010.

VIKING MUTUAL FUNDS

By: _____________________________

President

VIKING FUND MANAGEMENT, LLC

By: ______________________________

President